AIB Acquisition Corporation
875 3rd Avenue, Suite M204A
New York, New York, 10022

VIA EDGAR

October 29, 2021

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: Timothy S. Levenberg

Re:	AIB Acquisition Corporation
Draft Registration Statement on Form S-1
Submitted September 17, 2021
CIK No. 0001882963

Dear Mr. Levenberg:

AIB Acquisition Corporation (the “Company,” “we,” “our” or “us”) hereby transmits our response to the comment letter received from the staff (the “Staff,” “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”), on October 14, 2021, regarding the Draft Registration Statement on Form S-1 submitted to the Commission on September 17, 2021.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the Registration Statement on Form S-1, which is being filed to the Commission contemporaneously with the submission of this letter (the “Registration Statement”). Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement.

Draft Registration Statement on Form S-1 Submitted September 17, 2021

Cover Page

1. We note that Mr. Chen, your CEO, CFO, and beneficial holder of 100% of your outstanding ordinary shares as manager of your sponsor, has significant ties to China. We also note the multiple references to the PRC under “Enforcement of Civil Liabilities” at page 114, and the connections that one of your director nominees has to China. Please disclose this prominently on the prospectus cover page. Your disclosure also should describe the legal and operational risks associated with being based in or acquiring a company that does business in China. Your disclosure should make clear whether these risks could result in a material change in your or the target company’s post-combination operations and/or the value of your ordinary shares or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Response: The Company respectfully advises the Staff that AIB is not based in China or Hong Kong and does not intend to pursue Chinese or Hong Kong target companies. In response to the Staff’s comment, we have revised disclosures throughout the Registration Statement to clarify that AIB will not target companies that are headquartered in, or conduct a majority of their business in either China or Hong Kong. As such, we do not believe there are any risks or other considerations associated with Chinese regulatory, liquidity, legal, operational, trading, restrictions on foreign exchange, permissions and interventions, data security and enforcement that would be applicable to us or our target company’s post-combination operations.

Summary, page 1

2. To the extent that you may be seeking to acquire a company that uses or may use a variable interest entity structure to conduct China-based operations, please describe what that organizational structure would entail. Explain that the entity in which investors may hold their interest may not be the entity or entities through which the company’s operations may be conducted in China after the business combination. Discuss how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of a holding company with respect to its contractual arrangements with a VIE, its founders and owners and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.

Response: Please refer to our response to Staff Comment 1 above. We do not intend to acquire a company based in China or Hong Kong and have revised our disclosure in the Registration Statement to clarify that we will exclude these regions from our acquisition activities.

3. In your summary of risk factors, disclose the risks that being based in or acquiring a company whose corporate structure or whose operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ordinary shares. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: Please refer to our response to Staff Comment 1 above. We do not intend to acquire a company based in China or Hong Kong and have revised our disclosure in the Registration Statement to clarify that we will exclude these regions from our acquisition activities.

4. Disclose each permission that you are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

Response: Please refer to our response to Staff Comment 1 above. We do not intend to acquire a company based in China or Hong Kong and have revised our disclosure in the Registration Statement to clarify that we will exclude these regions from our acquisition activities.

5. Provide a clear description of how cash will be transferred through the post-combination organization if you acquire a company based in China. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors that may apply after a business combination with a company based in China. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

Response: Please refer to our response to Staff Comment 1 above. We do not intend to acquire a company based in China or Hong Kong and have revised our disclosure in the Registration Statement to clarify that we will exclude these regions from our acquisition activities.

6. Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate the auditor of a company you may target for an initial business combination, and that as a result an exchange may determine to delist your securities.

Response: Please refer to our response to Staff Comment 1 above. We do not intend to acquire a company based in China or Hong Kong and have revised our disclosure in the Registration Statement to clarify that we will exclude these regions from our acquisition activities.

Risk Factors, page 26

7. To the extent that you may acquire a company that uses or may use a variable interest entity structure to conduct China-based operations, please revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of your VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your shares may decline in value or be worthless if you are unable to assert your contractual control rights over the assets of your PRC subsidiaries that may conduct all or substantially all of your operations.

Response: Please refer to our response to Staff Comment 1 above. We do not intend to acquire a company based in China or Hong Kong and have revised our disclosure in the Registration Statement to clarify that we will exclude these regions from our acquisition activities.

8. Please expand your risk factor disclosure to address specifically any PRC regulations concerning mergers and acquisitions by foreign investors that your initial business combination transaction may be subject to, including PRC regulatory reviews, which may impact your ability to complete a business combination in the prescribed time period.

Response: Please refer to our response to Staff Comment 1 above. We do not intend to acquire a company based in China or Hong Kong and have revised our disclosure in the Registration Statement to clarify that we will exclude these regions from our acquisition activities.

9. Given the Chinese government’s significant oversight and discretion over the conduct of the business of any China-based company that you may target for an initial business combination, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your ordinary shares. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: Please refer to our response to Staff Comment 1 above. We do not intend to acquire a company based in China or Hong Kong and have revised our disclosure in the Registration Statement to clarify that we will exclude these regions from our acquisition activities.

10. In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight could impact the process of searching for a target and completing an initial business combination, and/or your business on a post-combination basis. Also, please disclose any uncertainty regarding whether a PRC-based target in the sectors you reference at page 72, including blockchain and crypto, capital markets, digital banking and financial infrastructure, potentially would be considered an operator of critical information infrastructure.

Response: Please refer to our response to Staff Comment 1 above. We do not intend to acquire a company based in China or Hong Kong and have revised our disclosure in the Registration Statement to clarify that we will exclude these regions from our acquisition activities.

Capitalization, page 64

11. We note your “as adjusted” Class A common stock subject to possible redemption is $75,000,000 which equates to $10.00 per unit assuming the underwriters’ overallotment is not exercised. Please tell us why you did not include an additional $0.30 per unit in the redemption amount for the three periods in which you may extend the period of time to consummate a business combination.

Response: The Company respectfully advises the Staff that an extension has not yet occurred. Our public shareholders are not entitled to additional redemption amounts until such extension is made, which is not contemplated on the date of the IPO. When/ if we decide to effect an extension, our financial statements for the period in which the extension occurs will reflect such additional amounts that will be subject to redemption.

12. Please present a line item for your Class A ordinary shares ordinary shares that will be issued in your offering and private placements.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 64 of the Registration Statement to include this line item.

13. It does not appear as though you adjusted for the forfeiture shares in your “as adjusted” Class B ordinary shares line item. Revise your presentation to reflect forfeiture charges or tell us why the amount presented is appropriate.

Response: The Company respectfully advises the Staff that the Class B shares are not subject to forfeiture. As such, we believe this line item is correctly stated.

14. The “as adjusted” number of shares outstanding does not appear to include the Representative’s Class A ordinary shares to be issued at closing. Revise your presentation to include these shares or tell us why no revision is necessary.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 64 of the Registration Statement to include this line item.

We thank you for your review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Jessica S. Yuan, Esq., at jyuan@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Eric Chen
Eric Chen
Chief Executive Officer and Chief Financial Officer

cc:	Barry I. Grossman, Esq.
Ellenoff Grossman & Schole LLP